United States securities and exchange commission logo





                              January 8, 2021

       John M. Butler
       President and Chief Executive Officer
       INSU Acquisition Corp. II
       2929 Arch Street, Suite 1703
       Philadelphia, PA 19104-2870

                                                        Re: INSU Acquisition
Corp. II
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            File No. 333-250989
                                                            Filed December 31,
2020

       Dear Mr. Butler:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 22, 2020 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Information about Metromile
       Industry and Market Opportunity, page 167

   1. We note your disclosures here and in the Prospectus Summary and Risk Factors sections, that Metromile relies
on telematics to collect data points that it evaluates in pricing and underwriting insurance
policies and managing claims and that a key strategy and
                                                        competitive advantage
will be the use of telematics data to provide    highly personalized
                                                        policies    and that
the use of this data to set premium rates is restricted in your largest market, California, and
may be restricted in other markets. Please expand your
                                                        disclosure to clarify
whether you are using the telematics data to set premium rates in each of the other seven
states in which you currently write policies or advise. Also, where you
 John M. Butler
INSU Acquisition Corp. II
January 8, 2021
Page 2
         discuss your plans to expand to be in 21 states by 2021 and 49 states by the end of 2022, balance this disclosure with the number of states in which you expect to be restricted in your use of telematics to offer policies and premiums based on driving habits other than miles driven.
Competitive Strengths
Customer-oriented approach with fierce member loyalty, page 169

2.       We note your new disclosure that "[I]n California, Metromile   s
largest market, Metromile
         received 13 justified complaints in 2019, which was lower than the average number of complaints received by the 50 largest automobile carriers in this market...." Where you
         reference "average number of complaints," any comparison you make should be relative to your size compared to the "50 largest automobile carriers." Please revise or advise.
Part II.
Item 21. Exhibits and Financial Statement Schedules., page II-1

3.       Please file your proxy card and tax opinion in the next amendment.
       You may contact Lory Empie at 202-551-3714 or Cara Lubit at 202-551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Justin Dobbie at 202-551-3469 with any other questions.



FirstName LastNameJohn M. Butler                              Sincerely,
Comapany NameINSU Acquisition Corp. II
                                                              Division of
Corporation Finance
January 8, 2021 Page 2                                        Office of Finance
FirstName LastName